                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)



                        T/SF COMMUNICATIONS CORPORATION
                        -------------------------------
                               (Name of Issuer)



                    Common Stock, $0.10 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)



                                   872857107
                    ---------------------------------------
                                (CUSIP Number)



                                  Page 1 of 4
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CUSIP NO.: 872857107
           ---------
------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOs.:
      -------------------------------------------------------------

        Hayden Ann Barnett Kiser; S.S. # ###-##-####

------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      -------------------------------------------------

        (a) [_]  N/A
        (b) [_]  N/A

------------------------------------------------------------------------------
 3)   SEC USE ONLY:
      -------------


------------------------------------------------------------------------------
 4)   CITIZENSHIP OR PLACE OF ORGANIZATION:
      -------------------------------------

        United States of America

------------------------------------------------------------------------------
                     5)   SOLE VOTING POWER:      -0-
                          ------------------
     NUMBER OF

      SHARES              ----------------------------------------------------
                     6)   SHARED VOTING POWER: 99,982 shares owned by the
    BENEFICIALLY          --------------------
                          Revocable Inter Vivos Trust No. 1 of Hayden Ann
                          Barnett Kiser, dated December 19, 1995, of which Ms.
     OWNED BY             Kiser and Boatmen's Trust Company are co-trustees

                          ----------------------------------------------------
       EACH          7)   SOLE DISPOSITIVE POWER: -0-
                          -----------------------
     REPORTING

      PERSON              ----------------------------------------------------
                     8)   SHARED DISPOSITIVE POWER: 99,982 shares owned by the
       WITH               -------------------------
                          Revocable Trust Vivos Trust No.1 of Hayden Ann Barnett
                          Kiser, dated December 19, 1995, of which Ms. Kiser and
                          Boatmen's Trust Company are co-trustees

 ------------------------------------------------------------------------------
 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      -------------------------------------------------------------

        99,982

------------------------------------------------------------------------------
10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      ---------------------------------------------------------------------

      Yes, excludes 99,500 shares owned by a Charitable Remainder Unitrust, dated October 25, 1996, of which Boatmen's Trust Company is the trustee. Ms. Kiser has no voting or dispositive power over such shares.

------------------------------------------------------------------------------
11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
      ------------------------------------------------

        3.0%

------------------------------------------------------------------------------
12)   TYPE OF REPORTING PERSON:
      ------------------------

        IN

------------------------------------------------------------------------------

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                                 SCHEDULE 13G

Item 1(a)  Name of Issuer:
           ---------------

                  T/SF Communications Corporation.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           ------------------------------------------------

                  2407 East Skelly Drive, Tulsa, Oklahoma 74105.

Item 2(a)  Name of Person Filing:
           ----------------------

                  Hayden Ann Barnett Kiser.

Item 2(b)  Address of Principal Business Office or, if none, Residence:
           ------------------------------------------------------------

                  1615 East 31st Place, Tulsa, Oklahoma  74105.

Item 2(c)  Citizenship:
           ------------

                  United States of America.

Item 2(d)  Title of Class of Securities:
           -----------------------------

                  Common Stock, $0.10 par value per share.

Item 2(e)  CUSIP Number:
           -------------

                  872857107.

Item 3     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
           -------------------------------------------------------------------
           check whether the person filing is a:
           -------------------------------------


                  N/A

Item 4     Ownership.
           ----------

         (a)  Amount Beneficially Owned:  99,982 shares
              --------------------------

         (b)  Percent of Class:   3.0%
              -----------------

         (c)  Number of shares as to which such person has:
              ---------------------------------------------

              (i)   sole power to vote or to direct the vote:      -0-
                    -----------------------------------------

              (ii)  shared power to vote or to direct the vote:
                    -------------------------------------------

                    99,982 shares  (See Items 6 and 10 on cover page.)


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              (iii) sole power to dispose or to direct the disposition of:
                    ------------------------------------------------------
                    -0-

              (iv)  shared  power to dispose or to direct the disposition of:
                    ---------------------------------------------------------

                    99,982 shares  (See Items 8 and 10 on cover page.)

Item 5   Ownership of Five Percent or Less of a Class:  If this statement
         ---------------------------------------------
         is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

                    N/A

Item 7   Identification and Classification of the Subsidiary Which Acquired
         ------------------------------------------------------------------
         the Security Being Reported on by the Parent Holding Company:
         --------------------------------------------------------------

                    N/A

Item 8   Identification and Classification of Members of the Group:
         ----------------------------------------------------------

                    N/A

Item 9   Notice of Dissolution of Group:
         -------------------------------

                    N/A

Item 10  Certification:
         --------------

                    N/A

Signature:
----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 13, 1997
         -----------------
         Date


         /s/ Hayden Ann Barnett Kiser
         ----------------------------
         Hayden Ann Barnett Kiser


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